UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Oragenics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

684023302
(CUSIP Number)

4902 Eisenhower Boulevard, Suite 125

Tampa, FL 33634

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 1, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 684023302

1	Names of Reporting Person. Joseph Hernandez
2	Check the Appropriate Box if a Member of a Group Not Applicable
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable.
6	Citizenship or Place of Organization

Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 9,200,000(1)
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 9,200,000(1)
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,200,000(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.6%(2)
14	Type of Reporting Person IN

(1)	This excludes the warrants to purchase 9,200,000 shares of the Issuer’s Common Stock (as defined below) acquired by the Reporting Person pursuant to the Stock Purchase Agreement (as defined below), which warrants are subject to certain exercise restrictions as further detailed in Item 4 below.
(2)	Based on 9,200,000 beneficially owned shares of Common Stock, divided by 55,324,803 shares, which is composed of: (i) 46,124,803 shares of Common Stock outstanding as of February 25, 2020, as reported on the Issuer’s Form 10-K filed on March 4, 2020 and (ii) 9,200,000 shares of Common Stock held by the Reporting Person.

Item 1.	Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Oragenics, Inc., a Florida corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 4902 Eisenhower Boulevard, Suite 125, Tampa, Florida, 33634.

Item 2.	Identity and Background

(f) This statement is being filed by Joseph Hernandez (the “Reporting Person”).

(b) The address for the Reporting Person is 15 E. Putnam Avenue, Suite 363, Greenwich, CT 06830.

(c) The Reporting Person owns more than 5% of the voting class of the Issuer.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person has received 9,200,000 shares of Common Stock of the Issuer and certain other consideration in exchange for one hundred percent (100%) of the total issued and outstanding common stock of Noachis Terra Inc., a privately-held Delaware corporation, held by the Reporting Person pursuant to the Stock Purchase Agreement (“Agreement”). For additional information regarding the Agreement and the transactions contemplated thereto, described in Item 4 below. The information set forth in Item 4 is incorporated by reference herein.

Item 4.	Purpose of the Transaction

On May 1, 2020, the Issuer entered into a Stock Purchase Agreement with the Reporting Person, who was the sole shareholder of Noachis Terra Inc., pursuant to which the Issuer received one hundred percent (100%) of the total issued and outstanding common stock of Noachis Terra (the “Transaction”). In exchange, the Reporting Person received the following: (i) cash consideration equal to $1,925,000, of which approximately $500,000 has been applied to extinguish Noachis Terra’s pre-Transaction liabilities (a portion of which were due to the Reporting Person); (ii) 9,200,000 restricted shares of the Common Stock; and (iii) warrants to purchase 9,200,000 shares of the Issuer’s common stock.

Warrants

The warrants carry an exercise price of $1.25 per share, a five-year term expiring May 1, 2025, and may not be exercised until the Issuer has obtained shareholder approval with respect to the exercisability of the warrants pursuant to the New York Stock Exchange American (“NYSE”) requirements. Following such approval, the warrants may not be exercised until the earlier of (a) notification of BARDA’s willingness to fund development of the TerraCoV2 vaccine product candidate, (b) phase 1 clinical results demonstrating activity, or (c) May 1, 2021.

Additionally, the Reporting Person is entitled to receive contingent consideration based upon the exercise of certain of the Issuer’s outstanding warrants as follows: (i) twenty percent (20%) of the cash proceeds received by the Issuer upon exercise of the Issuer’s warrants carrying an exercise price of $0.75 and $0.90 and (ii) forty-five percent (45%) of the cash proceeds received by the Issuer upon exercise of the Issuer’s warrants carrying an exercise price of $1.00, in each case, for so long as the warrants remain outstanding.

Following the Issuer’s receipt of the requisite shareholder approval, the Reporting Person is not entitled to exercise the warrant to the extent that such exercise would result in the Reporting Person beneficially owning more than 19.99% of the Issuer’s outstanding common stock. This limitation on beneficial ownership may be increased, decreased or terminated, in the Reporting Person’s sole discretion, upon 61 days’ written notice to the Issuer by the Reporting Person.

Registration Rights

Pursuant to the Agreement, within thirty (30) days of May 1, 2020, the Issuer must file with the Securities and Exchange Commission (the “SEC”) a registration statement (the “Registration Statement”) covering the 9,200,000 shares of Common Stock and the warrants to purchase 9,200,000 shares of Common Stock, which registration statement must be declared effective by the SEC within ninety (90) days of May 1, 2020.

Lock Up

Pursuant to the Agreement, the Reporting Person agreed not to effect any offer, direct or indirect sale, assignment, encumbrance, option, pledge, hypothecation, disposition, loan or other transfer, whether directly or indirectly, or engage in any hedging activities until the earlier of (i) October 28, 2020, (ii) the public announcement by Buyer that the Issuer has received funding from BARDA, U.S. National Institutes of Health or any other governmental authority to fully fund the development program for SARS-CoV-2 vaccine, and (iii) such date, after the Registration Statement has been declared effected by the SEC, that the closing price per share of the Issuer’s Common Stock , closes above $2.50.

Voting

Pursuant to the Agreement, the Reporting Person agreed, subject to certain restrictions, to vote all of his 9,200,000 shares of Common Stock acquired pursuant to the Agreement in favor of any proposals presented to the shareholders of the Issuer to approve the exercise of the Reporting Person’s warrants.

Board Addition

Pursuant to the Agreement, contemporaneously with the closing of the Transaction, the Issuer increased the size of its board of directors by one person and appointed Kim Murphy to fill such vacancy until her successor is duly elected or until her earlier resignation, removal or death.

The description of the Agreement and corresponding warrants are qualified in their entirety by reference to the full text of the agreements, copies of which were filed by the Issuer as exhibits to the Form 8-K filed by the Issuer with the SEC on May 4, 2020 (and are also incorporated by reference herein as Exhibit 99.1 and 99.2).

Other than as described in this Schedule 13D, to the best of the Reporting Person’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the person named in Item 2 and any person with respect to any securities of the Issuer.

Except as otherwise described in this Schedule 13D, the Reporting Person currently has no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board except as may be required for the Issuer to comply with exchange listing requirements with respect to the number of independent directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter or by-laws or other actions which may impede the acquisition or control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Person (based on 9,200,000 beneficially owned shares of Common Stock, divided by 55,324,803 shares, composed of: (i) 46,124,803 shares of Common Stock outstanding as of February 25, 2020, as reported on the Issuer’s Form 10-K filed with the SEC on March 4, 2020, and (ii) 9,200,000 shares of Common Stock held by the Reporting Person) are as follows:

a)		Amount beneficially owned: 9,200,000	Percentage: 16.6%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	9,200,000
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	9,200,000
	iv.	Shared power to dispose or to direct the disposition of:	0

(c) The Reporting Person has not effected any transactions of the Common Stock during the 60 days preceding the date of this report, except as described in Item 4 of this Schedule 13D which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the arrangements pursuant to the Agreement described above in Item 4, which is incorporated herein by reference, the Reporting Person has not entered into any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Warrant, dated May 1, 2020 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 4, 2020).
Exhibit 99.2	Stock Purchase Agreement, dated as of May 1, 2020, by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 4, 2020).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 15, 2020

Joseph Hernandez

By	/s/ Joseph Hernandez
Joseph Hernandez